NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ACQUIRES NYMEX HEADQUARTERS IN LOWER MANHATTAN FOR $200 MILLION

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One North End Avenue to Be Integrated

Into Brookfield Place Complex

NEW YORK, November 26, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that it has acquired the office building at One North End Avenue in Lower Manhattan – headquarters of the New York Mercantile Exchange (NYMEX) – for $200 million. Brookfield plans to integrate the property into the adjacent 8-million-square-foot Brookfield Place complex (formerly known as the World Financial Center).

“One North End Avenue has always unofficially been a part of Brookfield Place and the opportunity to acquire and integrate the property was compelling for us as we continue our $250 million repositioning program,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties. “One North End is a highly specified office/trading building featuring a great waterfront location and which further benefits from the accelerating vitality in the area, including the introduction of new restaurants from celebrated chefs and luxury brand retail.”

Concurrent with closing, NYMEX has entered into a 24-month lease for approximately 449,000 square feet of the property’s office space. After 24 months, NYMEX will consolidate its space into 222,000 square feet on floors 2-8 of the 15-story building for a subsequent 13 years.

One North End Avenue was developed in 1996, designed by Skidmore, Owings and Merrill and was the City’s first LEED EB certified building. Distinguishing attributes of the building were the two, 35,000-square-foot column-free open outcry trading floors with 37-foot-high ceilings. Brookfield plans to undertake a renovation on one of these spaces to create a modern double-height galleried trading floor alongside the additional infill of a slab to create offices. Upon NYMEX’s space consolidation in the lower half of the building, Brookfield will offer for lease 322,000 square feet of prime office space at the top of the building, which includes a valuable signature rooftop terrace overlooking the Statue of Liberty and North Cove Marina.

The property is situated with an abundance of transportation options for commuters, connected to the new downtown east-west transit concourse which links to the PATH and 11 subway lines, and the building’s front door is just steps from the NY Waterway ferry terminal and Hudson River Esplanade, seamlessly linking it to TriBeCa and the west side.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 115 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, San Francisco, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com